FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA publishes its 2011 Annual and Sustainability Reports

Mexico City, May 29, 2012 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, procurement, construction and infrastructure operations company in Mexico, announced the publication of its Annual Report and Sustainability Report for 2011.

ICA is committed to fulfilling its commitments to be a responsible and transparent company that communicates with all its stakeholders, and to provide them with timely information on its financial and non-financial performance.

Bernardo Quintana, Chairman of the Board noted, “Without doubt, leading companies today have to incorporate sustainability principles into their business model.  This means finding the right balance between generating short-term profitability and using resources responsibly, being a quality employer, creating strong ties with the community, and acting with integrity and transparency.  These today are imperatives for ensuring the long-term permanence of the company.”

The 2011 Annual Report and Sustainability Report are available for download at www.ica.com.mx/ir and www.ica.com.mx/sustentabilidad, respectively.  The Annual Report is available in both English and Spanish; the Sustainability Report is currently available only in Spanish. In addition, multimedia iPad editions of these reports will be available from May 31st via the App Store.

ICA invites comments, questions, or requests for more information. Please contact Investor Relations or the Sustainability Office or, respectively, at the addresses below.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx, www.ica.com.mx/ir y www.ica.com.mx/sustentabilidad.

For more information contact:
CFO Victor Bravo victor.bravo@ica.com.mx In the United States: Zemi Communications, Daniel Wilson (1212) 689 9560 dbmwilson@zemi.com	Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relacion.inversionistas@ica.com.mx (5255) 5272 9991 ext.3696	Sustainability: Ana Paula Fernandez del Castillo ana.fernandez@ica.com.mx Alejandro Lelo de Larrea alejandro.lelodelarrea@ica.com.mx sustentabilidad@ica.com.mx (5255) 5272 9991 ext. 2024

This press release may contain projections or other forward-looking statements related to ICA that reflects ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2012
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer